Exhibit 21.1

Subsidiaries of Registration*

Name of Subsidiary		Jurisdiction of Formation
1.	BCAC Holdings Inc.	Delaware
2.	BCAC Purchaser Merger Sub LLC	Delaware
3.	BCAC Company Merger Sub LLC	Delaware

*	All subsidiaries are wholly owned, directly or indirectly, by the Registrant.